As filed with the Securities and Exchange Commission on September 30, 2005
Registration No. _____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
VISEON, INC.
(Name of small business issuer in its charter)

Nevada	3576	41-1767211

(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
8445 Freeport Parkway, Suite 245
Irving, TX 75063
Tel: (972) 906-6300
(Address and telephone number of principal executive offices and principal place of business)
John C. Harris
President and Chief Executive Officer
8445 Freeport Parkway, Suite 245
Irving, TX 75063
Tel: (972) 906-6300
(Name, address and telephone number of agent for service)
Copy to:
Lance M. Hardenburg
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
(214) 953-0053
Approximate date of proposed sale to the public: as soon as practicable after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check this box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
CALCULATION OF REGISTRATION FEE

	Amount		Proposed	Proposed Maximum	Amount of
Title of Each Class of	to be		Maximum Offering	Aggregate	Registration
Securities to be Registered	Registered		Price per Share(1)	Offering Price(1)	Fee(2)
Common Stock, $.01 par value	23,896,827	(3)	$0.88	$21,029,207	$2,475.14

(1)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c), based upon the average of the high and low trading prices reported on the OTC Bulletin Board on September 28, 2005.

(2)	Calculated by multiplying the maximum aggregate offering price by 0.0001177.

(3)	Includes up to 9,400,000 shares issuable upon conversion of the Series B Convertible Preferred Stock issued to investors in a private placement completed in August 2005, up to 9,400,000 shares issuable upon exercise of the Series B Warrants issued to investors in conjunction with the private placement of the Series B Convertible Preferred Stock, up to 2,820,000 shares that may be issued to the investors as dividends on the Series B Convertible Preferred Stock, 950,000 shares expected to be issued to a creditor in full and final settlement of a disputed debt, and up to 1,326,827 shares issuable upon exercise of certain outstanding warrants.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated September 30, 2005
PROSPECTUS
VISEON, INC.
23,896,827 Shares of Common Stock

     The selling shareholders named in this prospectus may use this prospectus to offer and sale up to 23,896,827 shares of our common stock, $0.01 par value per share. These persons are referred to throughout this prospectus as “selling shareholders.” The shares that may be offered for sale from time to time include:
•     up to 9,400,000 shares are issuable upon conversion of the Series B Convertible Preferred Stock issued to investors in a private placement transaction completed in August 2005 (the “Investors”) and up to 9,400,000 shares are issuable to the Investors upon exercise of the Series B Warrants issued to them conjunctively with the sale of the Series B Convertible Preferred Stock,
•     up to 2,820,000 shares may be issued to the Investors as dividends on the Series B Convertible Preferred Stock as they accrue from time to time hereafter,
•     950,000 shares expected to be issued to a creditor in full and final settlement of a disputed debt, consisting of 350,000 shares and 600,000 shares issuable under warrants, and
•     up to 1,326,827 shares issuable upon the exercise of certain outstanding warrants.
     Our common stock trades on the NASD OTC Bulletin Board under the symbol “VSNI.” The closing price of our common stock on the NASD OTC Bulletin Board on September 28, 2005 was $0.88 per share.
     Viseon, Inc. is a Nevada corporation. Our principal offices are located at 8445 Freeport Parkway, Suite 245, Irving, Texas, and our phone number is (972) 906-6300.

You should consider carefully the Risk Factors beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September ___, 2005.

SUMMARY INFORMATION
     Investors should pay particular attention to the information regarding investment risks related to Viseon and this offering of its common stock that are included in the section entitled “Risk Factors” on page 4 of this prospectus.
OUR COMPANY
     Viseon, Inc. (the “Company”), a Nevada corporation formerly known as “RSI Systems, Inc.” was a developer and reseller of videoconferencing systems from its inception in 1993 until January of 2003. These systems, which delivered near television quality audio and video communications over ISDN circuits were sold primarily to corporate, government and OEM customers including Philips. On July 25, 1995, we completed the initial public offering of our common stock, par value $0.01 per share (the “Common Stock”).
     In 2003 we changed our focus to developing next generation broadband telephones for use with Voice over Internet Protocol (VoIP) services. These multi-media telephones, currently marketed under the VisiFoneTM name, have been designed to provide consumers, corporate and government users of high speed internet connections with new features and functions not previously possible on low speed analog telephone networks. In addition to providing two way live video communications, the VisiFone provides users with new levels of digital audio quality, on-screen feature controls and enables network based services such as video mail and the ability to receive streamed content. In essence, the VisiFone was designed to deliver many of the same features found on a current generation cellular telephone but not possible on today’s analog home telephones.
     The VisiFone is the first digital telephone available for consumer use on these new digital telephone networks made possible by broadband connections via DSL, cable modems and other Ethernet based networks. We estimate that as of September 30, 2005 there will be 40 million U.S. homes with broadband access. The migration of voice traffic to the internet is growing rapidly and VoIP is projected by various analysts to be adopted by over 27 million U.S. homes by 2009. This projection represents considerable growth from the estimated 2 million U.S. users in 2004. Similar growth is forecast for other developed regions of the world.
     We are targeting the sale of VisiFones to and through broadband and VoIP providers such as cable companies and regional bell operating companies (“RBOCs”) for use by consumers. Carriers offering the VisiFone will most likely be in the U.S. and Europe. We also believe that there is a potentially significant market for sales of the VisiFone into various branches of the U.S. Government as well as the commercial marketplace. The current generation VisiFone began shipping to carriers in July of 2005 for testing and customization. We expect it to be made available for purchase by consumers in limited quantities in late calendar 2005 or early 2006. We believe that a certain portion of the 280 million analog telephones in U.S. homes will be replaced by digital home telephones just as digital cell phones have replaced analog handsets. A digital home telephone will enable consumers to more easily access and benefit from digital telephony features including, but not limited to CD quality audio calls and live, TV quality, two-way video communications.
     The availability of low cost broadband access at home, new more powerful chipsets and the VisiFone’s patented technology allow consumers to experience television or near television quality video calls with friends, family or business associates across the street or around the world. The consumer prices for the VisiFone will be determined by the selling carrier or retailer. However, we expect the VisiFone to be sold in conjunction with VoIP services in a fashion similar to how wireless carriers sell a package of a handset with a term service commitment. In many cases this entails the carrier subsidizing the cost of the handset and selling it to consumers below their actual cost.
     We expect carriers to offer the VisiFone in a variety of packages with various term commitments and options. Some carriers may elect to charge nothing up front for a VisiFone in a model similar to that used for cable TV settop converters, and instead charge a monthly rental fee. We estimate that end user price levels will fall between $99 and $499 per unit for the basic consumer only model.

     We intend to continue to search for broadband providers and VoIP marketers with which we can enter into agreements regarding the VisiFone and its future videotelephony products and services. All of these developments have affected and will continue to affect our financial model in terms of margins, cash flow requirements and other areas. We have a limited operational history with respect to the current direction of our business. There can be no assurance that we will be able to succeed in implementing our strategy, or that we will be able to achieve positive cash flows or profitable operations as a result of such changes in our business.
THE OFFERING

Common stock outstanding prior to this offering	33,990,455 shares(1)

Common stock being offered for resale to the public	Up to 23,896,827 shares

Common stock outstanding after this offering	57,887,282 shares(2)

Price per share to the public	Market or negotiated price at the time of sale or resale.

Total proceeds raised by offering	Viseon will not receive any proceeds from the resale of shares offered by any selling shareholders. Viseon did receive proceeds from the issuance of the Series B Convertible Preferred Stock whose underlying shares of common stock are covered by this prospectus. We also received proceeds from the sale of our common stock and warrants in private placements. We will receive proceeds from the exercise of the warrants whose underlying shares of common stock are covered by this prospectus.

Use of proceeds	For working capital and general corporate purposes.

Plan of distribution	The offering of our shares of common stock is being made by our shareholders who may wish to sell their shares. Selling shareholders may sell the shares covered by this prospectus in the open market or in privately negotiated transactions and at discounted prices, fixed prices, or negotiated prices.

(1)	Does not include (a) up to 10,726,827 shares issuable upon the exercise of warrants whose underlying shares of common stock are covered by this prospectus; (b) up to 9,400,000 shares issuable upon the conversion of the Series B Convertible Preferred Stock whose underlying shares of common stock are covered by this prospectus; (c) up to 2,820,000 shares of common stock covered by this prospectus which may be issued as payment of dividends on the Series B Convertible Preferred Stock, and (d) 300,000 outstanding shares and 650,000 warrant shares issuable under warrants expected to be issued to a creditor in full and final settlement of a disputed debt.

(2)	Includes up to 10,726,827 shares issuable upon the exercise of warrants, up to 9,400,000 shares issuable upon the conversion of the Series B Convertible Preferred Stock, up to 2,820,000 shares of common stock which may be issued as payment of dividends on the Series B Convertible Preferred Stock, and 300,000 shares and 650,000 warrant shares issuable under warrants expected to be issued to a creditor in full and final settlement of a disputed debt, all of which unissued shares are covered by this prospectus.

RISK FACTORS
     The securities covered by this prospectus involve a high degree of risk. Accordingly, they should be considered extremely speculative. You should read the entire prospectus and carefully consider, among the other factors and financial data described herein, the following risk factors:
     WE HAVE A HISTORY OF LOSSES AND WE EXPECT FUTURE LOSSES.
     We have a history of operating losses since our inception and have not achieved profitability. As of June 30, 2005, we had an accumulated deficit of $41,742,872. We expect losses to continue for the foreseeable future. The amount of any such loss will depend in part on any future product launch, the growth in sales of our products and services and the rate of increase or decrease in our expenses. Several factors, including consumer acceptance, retailer arrangements, competitive factors and our ability to successfully develop and market our products, make it impossible to predict when or whether we will generate significant revenues or attain profitability. Consequently, we may never generate revenues sufficient to achieve profitability and, even if we do, we may not sustain or increase profitability on a quarterly or annual basis at any time thereafter. Our ability to continue in business could be jeopardized if we are not able to realize a positive cash flow, achieve profitability or if we are not able to obtain financing on satisfactory terms as may be necessary in the future.
THE CHANGE IN OUR BUSINESS FOCUS PRESENTS A NUMBER OF CHALLENGES AND MAY NOT PROVE TO BE SUCCESSFUL OR CAUSE US TO BECOME PROFITABLE.
     Historically, we had been a developer of our own videoconferencing systems, which were primarily sold directly to corporate end users or through OEM relationships. In January 2003, we changed our focus from being a manufacturer and reseller of group videoconferencing equipment to a desktop and consumer video communications manufacturer and reseller. The only measurable revenues we are now receiving result from sales of the VisiFone. We are now focused on licensing our intellectual property to third parties and developing proprietary consumer broadband digital telephone products and services, some of which may be based on our existing intellectual property. We plan to undertake the development of these products and services jointly with one or more suitable, established developers and manufacturers. We intend to continue forming new relationships with other companies to distribute their products alongside our own products.
     Our primary marketing strategy targets residential broadband providers and VoIP marketers and to a lesser degree government and business entities with widespread operations across regional, national and international boundaries. Residential broadband consumers historically have not purchased video communication products. All of these developments have affected and will continue to affect our financial model in terms of margins, cash flow requirements and other areas. We have a limited operational history with respect to the current direction of our business. There can be no assurance that we will be able to succeed in implementing our strategy, or that we will be able to achieve positive cash flows or profitable operations as a result of these changes in our business.
SALES OF LARGE QUANTITIES OF OUR COMMON STOCK, INCLUDING THOSE SHARES ISSUABLE IN CONNECTION WITH PRIVATE PLACEMENT TRANSACTIONS COMPLETED BY VISEON IN MARCH AND APRIL OF 2004 AND AUGUST OF 2005, COULD REDUCE THE PRICE OF OUR COMMON STOCK.
     The resale of the shares of our Common Stock issuable upon the conversion of our Series A Convertible Preferred Stock, the dividends payable in Common Stock upon the Series A Convertible Preferred Stock and the exercise of certain warrants currently outstanding are, as of September 1, 2005, subject to a currently effective registration statement filed by Viseon on Form SB-2. The resale of the shares of our Common Stock issuable upon the conversion of our Series B Convertible Preferred Stock, the dividends payable in Common Stock on the Series B Convertible Preferred Stock, the Common Stock expected to be issued to a creditor in full and final settlement of a disputed debt, and the shares issuable upon exercise of certain outstanding warrants covered by this prospectus are being registered on Form S-3. Our Common Stock trades in the United States only in the over-the-counter market on the OTC Electronic Bulletin Board, which is a reporting service and not a securities exchange. We cannot assure investors that the Common Stock will ever qualify for inclusion on the NASDAQ National Market, American Stock

Exchange or other national exchange or that more than a limited market will ever develop for our Common Stock. Notwithstanding a recent increase in the number of shares of our Common Stock that have traded, volume remains fairly limited, particularly in view of the additional shares recently issued and subject to the currently effective registration statement filed on Form SB-2. Moreover, thus far the prices at which our Common Stock has traded have fluctuated fairly widely on a percentage basis. There can be no assurance as to the prices at which our Common Stock will trade in the future, although they may continue to fluctuate significantly. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including the following:
*	The depth and liquidity of the markets for our Common Stock

*	Investor perception of Viseon and the industry in which we participate

*	General economic and market conditions
     Any sales of large quantities of our Common Stock could reduce the price of our Common Stock. While the Form SB-2 registration statement is effective, and when the registration of the shares on Form S-3 becomes effective, the holders of the shares covered thereby may sell such shares at any price and at any time, as determined by such holders in their sole discretion without limitation. If any such holders sell such shares in large quantities, our Common Stock price may decrease and the public market for our Common Stock may otherwise be adversely affected because of the additional shares available in the market.
WE MAY BE OBLIGATED, UNDER CERTAIN CIRCUMSTANCES, TO PAY LIQUIDATED DAMAGES TO HOLDERS OF OUR SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK
     We have entered into an agreement with the holders of our Series A Convertible Preferred Stock that requires us to continuously maintain as effective, a registration statement covering the underlying shares of Common Stock issuable upon conversion of our Series A Convertible Preferred Stock and the exercise of our Series A-1 and A-2 Warrants. Such a registration statement was declared effective on August 16, 2004, and it must continuously remain effective for a specified term. If we fail to continuously maintain such a registration statement as effective throughout the specified term, we may be subject to liability to pay liquidated damages to the holders of our Series A Convertible Preferred Stock as a group in an amount of as much as $253,500 per month.
     We have entered into an agreement with the holders of our Series B Convertible Preferred Stock that requires us to have the registration statement on Form S-3 covering the underlying shares of Common Stock issuable upon conversion of our Series B Convertible Preferred Stock and the exercise of our Series B Warrants declared effective by the Securities and Exchange Commission (“SEC”) within 120 days of the closing of the private placement. If we fail to have the registration statement declared effective, we may be subject to liability to pay liquidated damages to the holders of our Series B Convertible Preferred Stock as a group in an amount of as much as $94,000 per month. Furthermore, once the registration statement is declared effective, the agreement requires us to continuously maintain the registration statement as effective for a specified term. If we fail to continuously maintain such a registration statement as effective throughout the specified term, we may be subject to liability to pay liquidated damages to the holders of our Series B Convertible Preferred Stock as a group in an amount of as much as $282,000 per month.
THE UNCERTAINTY CREATED BY CURRENT ECONOMIC CONDITIONS AND POSSIBLE TERRORIST ATTACKS AND MILITARY RESPONSES THERETO COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCT AND PROCURE NEEDED FINANCING.
     Current conditions in the domestic and global economies continue to present challenges. We expect that the future direction of the overall domestic and global economies will have a significant impact on our overall performance. The success of ongoing changes in fiscal, monetary and regulatory policies worldwide will continue to influence the business climate in which we operate. If these actions are not successful in spurring continued economic growth, we expect that our business will be negatively impacted, as customers will be less likely to buy our products. The potential for future terrorist attacks or war as a result thereof has created worldwide uncertainties that make it very difficult to estimate how the world economy will perform going forward.

THE ABSENCE OF ENHANCEMENT AND EXPANSION OF THE PRESENT COMMUNICATION INFRASTRUCTURE, CONTINUED DEVELOPMENT OF NEW TECHNOLOGIES OR A LACK IN ACCEPTANCE THEREOF COULD HARM THE SALE OF OUR PRODUCTS.
     We believe that the success of the digital telephone products we are developing is dependent upon the continued deployment of broadband services such as Digital Subscriber Line (DSL) and cable modem internet access by service providers. Additionally, we believe that the success of the digital telephone products we currently sell and the products we intend to develop and sell is also dependent upon the roll out of VoIP technologies and consumer acceptance of video communications. If use of the new technologies on which our current and future products is based is not widely accepted, or if such acceptance occurs more slowly than expected, we may not be able to sell certain of our products in significant volumes and our business may be adversely affected.
SALES OF OUR PRODUCTS MAY BE SEVERELY LIMITED DUE TO THEIR FAILURE TO GAIN BROAD MARKET ACCEPTANCE.
     Our success highly depends upon our achieving broad market acceptance of the products we currently sell and those planned for future development, which have yet to produce significant revenues. Market acceptance requires, among other things, that we
*	educate consumers on the benefits of our products.

*	commit a substantial amount of human and financial resources to secure strategic partnerships and otherwise support the retail and/or carrier distribution of our products.

*	develop our own sales, marketing and support activities to consumers, broadband providers and retailers.

*	establish a sufficient number and locations of retailers carrying our products.
     There can be no assurance that we will be able to achieve any or all of these objectives or whether the achievement of such objectives will result in sufficient acceptance of our products to achieve profitable operations. Consumers may perceive little or no benefit from our products. As a result, consumers may not value and may be unwilling to pay for our products. We also do not have an established brand image, nor do we expect to spend significant marketing expenses to build and promote a brand image. If our products do not achieve broad market acceptance, we may not be able to continue operating our business.
OUR FAILURE TO DEVELOP AND MARKET INITIAL AND FUTURE VERSIONS OF OUR PROPOSED PRODUCTS MAY PREVENT US FROM GENERATING SUFFICIENT REVENUES TO SUSTAIN OUR BUSINESS.
     Our success highly depends on sales of our current VisiFone product, the successful development and introduction of future versions of our proposed proprietary consumer broadband digital telephone products and services and the continued development and timely introduction of new products and new models containing additional features at attractive price points thereafter. The success of our initial and future digital telephone products and services depends on a number of factors, including, but not limited to, strategic allocation of our limited financial and technical resources, accurate forecasting of consumer demand, timely completion of product development and introduction to market, and market and industry acceptance of our products. Most of the new products and additional features we plan to introduce are still in the early stages of development and will require substantial engineering and technical resources to bring to market. We have relied on and intend to continue to rely on third parties, many of which we have yet to identify, to assist in the design and development of our future products. To date the design and development of our next generation VisiFone has been a cooperative effort between our technical support personnel and select third parties that assisted in the design and development of the software, electronics and acoustics that will be integrated into our next generation VisiFone and the design of its general appearance and functionality. There is no assurance that such design and development efforts will yield any new or technologically advanced products or that if successfully designed and developed these products will be made commercially available as expected or otherwise on a timely and cost-effective basis or that, if introduced, these products will achieve market acceptance. Furthermore, we cannot assure you that these products will not be rendered obsolete by changing technology or new product announcements by other companies. The success of some of our planned products may also require industry acceptance of our proprietary technologies, which may be hampered by any incompatibility of our products and proprietary technologies with existing products and technologies or the inability to adapt our products and technologies to accommodate the use of existing industry-accepted technologies. If we fail to develop and market our initial and future products and features, we may not be able to sustain our business.
RAPID TECHNOLOGICAL CHANGES IN THE INDUSTRY IN WHICH WE OPERATE OUR BUSINESS OR THE MARKET IN WHICH WE SELL OUR PRODUCTS MAY RENDER OUR PRODUCTS OBSOLETE OR OTHERWISE HARM US COMPETITIVELY.
     We operate in a highly technological industry segment that is subject to rapid and frequent changes in technology and market demand. Frequently such changes can immediately and unexpectedly render existing technologies obsolete. Management expects that technology developed in the future will be superior to the technology that we (and others) now have. Our success depends on our ability to assimilate new technologies in our products and to properly train sales staff, distributors and resellers in the use of such products. The success of our future products depends on several factors, including proper new product definition, product cost, timely completion and market introduction of such products, differentiation of our future products from those of our competitors and market acceptance of these products. Additionally, we must properly address the complexities associated with DSL and cable modem compatibility, determine the adequate level of and provide necessary training for our sales force, resellers, and technical, sales and field support personnel, each of which, among other factors, may directly affect our success in this market. We are attempting to address these needs and the need to develop future products through our outsourced development efforts. Although we believe our product offerings will be designed to assimilate emergent technical advances, there can be no assurance that future technological advances available to or new or competitive products developed by others will not render our products less competitive or obsolete. Furthermore, we may not identify successful new product opportunities, develop new products or bring new products to market in a timely manner. Additionally, there is no assurance that competing technologies developed by others will not render our current or future developed products or technologies obsolete or noncompetitive. The failure of our new product development efforts and any inability to service or maintain the necessary third-party interoperability requirements we may face would have a detrimental effect on our business and results of operations.
     Moreover, obsolescence can require write-downs in inventory value when the recorded value of existing inventory is determined to be greater than its fair market value. In the future, the level of our then current product inventory may be deemed excessive or obsolete and we may have to write down much or all of such inventory, which could adversely affect our profitability.
PRODUCT DEFECTS OR ERRORS MAY HAVE A NEGATIVE IMPACT ON OUR REVENUES, DAMAGE OUR REPUTATION AND DECREASE OUR ABILITY TO ATTRACT NEW CUSTOMERS.
     Products as complex as those we are currently developing and intend to develop in the future often contain errors or defects, particularly when first introduced and when new versions or enhancements are released. Although we will strive to assure that our products have no errors or defects, there can be no assurance that (despite testing) our products will be devoid of defects and errors upon commencement of commercial shipments. Any defects or errors could result in damage to our reputation, the loss of sales, a diversion of our product development resources, or a delay in market acceptance and thereby materially adversely affect our business, operating results and financial condition. Furthermore, there can be no assurance that our products will meet all of the expectations and demands of our customers. The failure of our products to perform to customer expectations could also give rise to warranty claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and Company resources. Any general liability insurance that we may carry could be insufficient to protect us from all liability that may be imposed under any asserted claims.
LIMITATIONS ON CLAIMS AGAINST OUR OFFICERS AND DIRECTORS, AND OUR OBLIGATION TO INDEMNIFY THEM, COULD PREVENT OUR RECOVERY FOR LOSSES CAUSED BY THEM.

     The laws of the State of Nevada applicable to corporations organized thereunder provide that a corporation may limit the liability of its officer and directors to the corporation and its shareholders. Our Certificate of Incorporation has limited our directors’ liability to the fullest extent permitted by applicable law. Moreover, our bylaws provide that we may indemnify each director, officer, agent and/or employee to the extent required or permitted by the laws of the State of Nevada, if the individual is eligible as provided thereby. Further, we may purchase and maintain insurance on behalf of any such individuals whether or not we have the obligation or ability to indemnify them against the type of liability for which such insurance may be acquired. Consequently, we could bear substantial losses as a result of the actions of our officers, directors, agents and employees and we could be prevented from recovering such losses from such persons. The Commission maintains that indemnification for liabilities arising under the Securities Exchange Act of 1933 (the “Act”) is against the public policy expressed in the Act and is therefore unenforceable.
OUR FAILURE TO PROPERLY PROTECT OUR PROPRIETARY INFORMATION, TECHNOLOGY AND EXPERTISE COULD SERIOUSLY HARM OUR BUSINESS.
     We rely on a combination of patents, trade secrets, copyrights and confidentiality agreements to establish and protect our proprietary rights. There can be no assurance that our measures to protect our intellectual property will be successful, that we will be granted any patents in the future, or that any patents that have been or may be granted will be of value to us. In the absence of meaningful intellectual property protection, we may be vulnerable to competitors who could lawfully attempt to develop similar products or duplicate our products. Moreover, there can be no assurance that other competitors may not independently develop the same or similar technology or gain access to our intellectual property rights, disclose such technology in their patent application or design around our patents. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. While we believe that we have all rights necessary to market and sell our system without infringement of intellectual property rights held by others, there can be no assurance that such conflicting rights do not exist. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity.
     We have from time to time received, and may in the future receive, communications from third parties alleging the ability to initiate litigation asserting patent or other intellectual property rights covering our products. We cannot assure you that we will prevail in any such litigation, that intellectual property claims will not be made against us in the future or that we will not be prohibited from using the technologies subject to any such claims or be required to obtain licenses and make corresponding royalty payments.
     Any intellectual property litigation in which we become involved, either as a claimant or a defendant, could result in substantial costs and diversion of resources that could adversely affect our business. There can be no assurance that we will have sufficient funds to enforce or defend our intellectual property rights or that we would ultimately prevail in any such litigation.
INTENSE COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
     We face significant competition in the markets in which we intend to offer our products from competitors that also offer high quality products. In addition, management expects that new competitors will attempt to enter the market and that existing competitors will improve the performance of their current products or introduce new products or new technologies that provide improved characteristics and performance. New product introductions by our competitors could cause a significant decline in sales or loss of market acceptance of our existing products and any products we develop in the future. We expect that most of our competitors will be well established, better known and significantly larger than we are with substantially greater technical, manufacturing, marketing and financial resources. The greater resources of many of our competitors may permit them to respond more rapidly to changes in technology than we can. Our ability to compete in the market will depend upon a number of factors including the success of our marketing efforts and our continued ability to secure and maintain ongoing relationships with other companies in the industry that provide or support products we offer. We expect to compete based upon the quality, reliability, flexibility and the ease of use of our products. We also expect to compete on value relative to the features our products offer. However, we have reduced prices in the past in order to expand the market for our products, and in the future, we may further reduce prices or introduce new products that carry lower margins in order to expand the market or stimulate demand for our products. While we cannot assure you that these actions would have the desired result, any of these actions could have an adverse impact on our product margins and profitability.
OUR FUTURE RESULTS COULD BE HARMED BY ECONOMIC, POLITICAL, REGULATORY AND OTHER RISKS ASSOCIATED WITH FUTURE RELIANCE ON INTERNATIONAL OPERATIONS.
     We expect that our digital telephone products will be manufactured, assembled and tested by independent third parties in the Far East, possibly in China, Taiwan or South Korea. Because of our expected international operations and relationships and our expected reliance on foreign third-party manufacturing, assembly and testing operations, we are subject to the risks of conducting business outside of the United States, including:
*	changes in political and strategic relations between the U.S. and the countries in which we do business.

*	changes in foreign currency exchange rates.

*	changes in a specific country or region’s political or economic conditions

*	trade protection measures and import or export licensing requirements.

*	potentially negative consequences from changes in tax laws.

*	difficulty in managing widespread sales and manufacturing operations.

*	less effective protection of intellectual property.
     Any adverse change in any of the matters described above or any other adverse international developments could materially adversely affect our business, results of operations and financial condition.
LAWS OR REGULATIONS COULD EXPOSE US TO LEGAL ACTION IF WE FAIL TO COMPLY OR COULD REQUIRE US TO CHANGE OUR BUSINESS.
     Because our products and services are expected to provide our customers with methods of electronic communication, it is difficult to predict the laws or regulations that will be applicable to our business. Therefore, it is difficult to anticipate the impact of current or future laws and regulations on our business. Among the many regulations that may be applicable to our business are the following:
*	Federal Communications Commission regulations relating to the electronic emissions of consumer products

*	Federal Communications Commission regulations relating to consumer products that are connected to the public telephone network

*	Federal Communications Commission regulations relating to consumer products that are connected to the Internet

*	copyright laws relating to the use of copyrighted audio and video media
Changes in the regulatory climate or the enforcement or interpretation of existing laws could expose us to legal action if we fail to comply. In addition, any of these regulatory bodies could promulgate new regulations or interpret existing regulations in a manner that would cause us to incur significant compliance costs or force us to alter the features or functionality of our products and services.
OUR INABILITY TO MANAGE THE FUTURE GROWTH THAT WE ARE ATTEMPTING TO ACHIEVE COULD SEVERELY HARM OUR BUSINESS.
     We believe that, given the right business opportunities, we may expand our operations rapidly and significantly. If rapid growth were to occur, it could place a significant strain on our management, operational and financial resources. To manage any significant growth of our operations, we will be required to undertake the following successfully:

*	We will need to improve our operational and financial systems, procedures and controls to support our expected growth and any inability to do so will adversely impact our ability to grow our business. Our current and planned systems, procedures and controls may not be adequate to support our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational systems and controls could adversely impact our relationships with customers and harm our reputation and brand.

*	We will need to attract and retain qualified personnel, and any failure to do so may impair our ability to offer new products or grow our business. Our success will depend on our ability to attract, retain and motivate managerial, technical, marketing, administrative and customer support personnel. Competition for such employees is intense, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. If we are unable to hire, train, retain or manage the necessary personnel, we may be unable to successfully introduce new products or otherwise implement our business strategy.

*	We will need to provide acceptable customer support and any inability to do so will impair our ability to develop consumer acceptance of our products. We expect that some of our customers will require significant support when evaluating and using our products. We do not have experience with widespread deployment of our products and services to a diverse customer base and in the future we may not have adequate personnel to provide the levels of support that our customers will require. Our failure to provide adequate customer support for our products or services will damage our reputation in the marketplace and strain our relationships with customers and strategic partners. This could prevent us from gaining new or retaining existing customers and could harm our reputation and brand.
If we are unable to manage growth effectively, our business, results of operations and financial condition could be materially adversely affected.
OUR AUTHORIZED PREFERRED STOCK EXPOSES SHAREHOLDERS TO CERTAIN RISKS.
     Our Articles of Incorporation, as amended, authorize the issuance of up to 5,000,000 shares of preferred stock, par value $0.01 per share. The authorized but unissued preferred stock constitutes what is commonly referred to as “blank check” preferred stock. This type of preferred stock may be issued by the Board of Directors from time to time on any number of occasions, without shareholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of preferred stock, designated by resolution of the Board of Directors stating the name and number of shares of each series and setting forth separately for such series the relative rights, privileges and preferences thereof, including, if any, the: (i) rate of dividends payable thereon; (ii) price, terms and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to Common Stock, including conversion price and (vi) voting rights. Such preferred stock may provide our Board of Directors the ability to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest or otherwise. Consequently, the preferred stock could entrench our management. The market price of our Common Stock could be depressed to some extent by the existence of the preferred stock. As of September 1, 2005, 501 shares of preferred stock, 125 shares designated as Series A Convertible Preferred Stock, and 376 designated as Series B Convertible Preferred Stock, were issued and outstanding, and 4,999,499 shares of preferred stock were authorized and available for issuance. No other series of preferred stock has been designated by the Board of Directors.
WE HAVE CERTAIN OBLIGATIONS AND THE GENERAL ABILITY TO ISSUE ADDITIONAL SHARES OF COMMON STOCK IN THE FUTURE, AND SUCH FUTURE ISSUANCES MAY DEPRESS THE PRICE OF OUR COMMON STOCK.
     We have various obligations and the ability to issue additional shares of Common Stock in the future. These obligations and abilities include the following at September 1, 2005:
*	2,196,438 shares of our Common Stock are available for issuance to outside consultants to compensate them for services provided.

*	300,000 shares of our Common Stock is expected to be issued to a creditor in full and final settlement of a disputed debt

*	Options to purchase approximately 2,060,250 registered shares are outstanding.

*	Warrants to purchase approximately 28,179,600 shares of Common Stock are outstanding.

*	Dividends payable on our Series A Convertible Preferred Stock may be paid in shares of Common Stock at the option of Viseon. The amount of dividends payable on the outstanding shares of Series A Convertible Preferred Stock is $397,500 per year, as of September 1, 2005, payable quarterly.

*	Dividends payable on our Series B Convertible Preferred Stock may be paid in shares of Common Stock at the option of Viseon. The amount of dividends payable on the outstanding shares of Series B Convertible Preferred Stock is $940,000 per year, as of September 1, 2005, payable quarterly.
     The options and warrants described above permit the holders to purchase shares of Common Stock at specified prices. These purchase prices may be less than the then current market price of our Common Stock. Any shares of Common Stock issued pursuant to these options or warrants would further dilute the percentage ownership of existing shareholders. The terms on which we could obtain additional capital during the life of these options and warrants may be adversely affected because of such potential dilution. Finally, we may issue additional shares in the future other than as listed above. There are no preemptive rights in connection with our Common Stock. Thus, the percentage ownership of existing shareholders may be diluted if we issue additional shares in the future. For issuances of shares and grants of options to consultants, our Board of Directors will determine the timing and size of the issuances and grants and the consideration or services required therefore. Our Board of Directors intends to use its reasonable business judgment to fulfill its fiduciary obligations to our then existing shareholders in connection with any such issuance or grant. Nonetheless, future issuances of additional shares could cause immediate and substantial dilution to the net tangible book value of shares of Common Stock issued and outstanding immediately before such transaction. Any future decrease in the net tangible book value of such issued and outstanding shares could materially and adversely affect the market value of the shares.
THE TRADING PRICE OF OUR COMMON STOCK ENTAILS ADDITIONAL REGULATORY REQUIREMENTS, WHICH MAY NEGATIVELY AFFECT SUCH TRADING PRICE.
     The trading price of our Common Stock is currently below $5.00 per share. As a result of this price level, trading in our Common Stock is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934 that are inapplicable to securities trading at higher prices. These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share (a “Penny Stock”), subject to certain exceptions. Such rules require the delivery, before any Penny Stock transaction, of a disclosure schedule explaining the Penny Stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell Penny Stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the Penny Stock for the purchaser and receive the purchaser’s written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our Common Stock at this level. As a consequence, the market liquidity of our Common Stock could be severely limited by these regulatory requirements.
RANDOM FLUCTUATIONS IN THE PRICE OF OUR STOCK, POSSIBLY BASED ON FACTORS BEYOND OUR CONTROL, COULD CAUSE A STOCKHOLDER TO SELL HIS SHARES AT A TIME WHEN OUR STOCK PRICE IS DEPRESSED.
     The market price of our Common Stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our Common Stock may be significantly affected by a variety of factors, including:
*	statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically, as has occurred in the past.

*	the announcement of new products or product enhancements by our competitors or us.

*	technological innovations by our competitors or us.

*	quarterly variations in our results of operations.

*	general market conditions or market conditions specific to technology industries.

*	domestic and international macroeconomic factors.
     In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies similar to us. These fluctuations are often unrelated to the operating performance of the specific companies. As a result of the factors identified above, a shareholder (due to personal circumstances) may be required to sell his shares of our Common Stock at a time when our stock price is depressed due to random fluctuations, possibly based on factors beyond our control.
BECAUSE OUR BOARD OF DIRECTORS DOES NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE, SHAREHOLDERS MAY HAVE TO SELL THEIR SHARES OF OUR COMMON STOCK TO REALIZE A RETURN ON THEIR INVESTMENT IN VISEON.
     The holders of our Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. To date, we have paid no cash dividends. The Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in our business operations. Accordingly, a return on an investment in our shares of Common Stock may be realized only through a sale of such shares, if at all.
     For all of the aforesaid reasons and others set forth herein, the shares covered by this prospectus involve a high degree of risk. You should be aware of these and other factors set forth in this prospectus.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements within the meaning of Section 24A of the Securities Act of 1933. The words “intend,” “anticipate,” “believe,” “estimate,” “plan” and “expect,” and similar expressions as they relate to us, are included to identify these forward-looking statements. Forward-looking statements include those that address activities, developments or events that we expect or anticipate will or may occur in the future. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The actual outcome of the events described in these forward-looking statements could differ materially. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things, those discussed in “Risk Factors.” These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.
     A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and any prospectus supplement. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus and any applicable prospectus supplement.
USE OF PROCEEDS
     Viseon will receive no proceeds from the conversion of the convertible preferred stock.
     Viseon will receive no proceeds from any sales of the shares of common stock issuable upon the exercise of the warrants. The selling shareholders of these shares will receive all of the net proceeds from such sales.
     The potential net proceeds to Viseon from the exercise of the warrants for shares of common stock covered by this prospectus will be up to approximately $13,180,127. Viseon intends to use such net proceeds, if any, for general working capital and other corporate purposes. As of the end of trading hours on September 28, 2005 when Viseon’s common stock closed at $0.89 per share, none of the warrants to acquire the 11,376,827 warrant shares covered by this prospectus were “in-the-money,” meaning that the holder of the warrant could acquire the shares at a strike price lower than the market price then in effect. The price of Viseon’s common stock would have to rise to $1.26 per share in order for warrants to acquire the remaining warrant shares to be “in-the-money.” There can be no assurance that any of these warrants will be exercised before they expire and, as a result, that Viseon will receive any proceeds from them. In addition, agreements governing certain warrants contain cashless exercise provisions allowing the holder to exercise the warrant by exchanging shares otherwise issuable upon exercise of the warrant in lieu of cash. Even if some or all of these warrants are exercised, Viseon cannot predict when they will be exercised and when the proceeds will be received.
DETERMINATION OF OFFERING PRICE
     This offering is being affected solely to allow the selling stockholders to offer and sell the shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock as quoted on the OTC Bulletin Board on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.
SELLING SHAREHOLDERS
     The following table sets forth certain information as of September 21, 2005 pertaining to the beneficial ownership of Common Stock by the Selling Shareholders.

	Number of Shares				Number of Shares	Percentage of
	Beneficially		Number of		Beneficially	Shares Beneficially
Name of	Owned before the		Shares Offered		Owned after the	Owned after the
Beneficial Owner	Offering		for Sale		Offering(1)	Offering
Omicron Master Trust	1,000,000	(2)	1,000,000	(2)	0	0
Schottenfeld Qualified Associates, LP	4,518,982	(3)	1,000,000	(4)	3,518,982	—
RHP Master Fund, Ltd.	2,000,000	(5)	2,000,000	(5)	0	0
Iroquios Master Fund Ltd.	500,000	(6)	500,000	(6)	0	0
M Kingdon Offshore N.V.	5,971,258	(7)	4,000,000	(7)	1,971,258	0
Kingdon Partners	669,200	(8)	450,000	(8)	219,200	0
Kindon Family Partnership, L.P.	384,200	(9)	250,000	(9)	134,200	0
Kingdon Associates	1,968,300	(10)	1,300,000	(10)	668,300	0
Capital Ventures International	1,000,000	(11)	1,000,000	(11)	0	0
Stratus Partners, LP	850,000	(12)	850,000	(12)	0	0
Stratus-GEPT Partners, LP	650,000	(13)	650,000	(13)	0	0
Whalehaven Capital Fund Limited	600,000	(14)	600,000	(14)	0	0
Gemini Master Fund, Ltd.	150,000	(15)	150,000	(15)	0	0
Provident Premier Master Fund, Ltd.	650,000	(16)	650,000	(16)	0	0
Alpha Capital AG	1,600,000	(17)	1,600,000	(17)	0	0
STI Strategic Investments Ltd.	800,000	(18)	800,000	(18)	0	0
Nite Capital, LP	500,000	(19)	500,000	(19)	0	0
CD Investment Partners, Ltd.	900,000	(20)	900,000	(20)	0	0
The Jay Pritcker Foundation	150,000	(21)	150,000	(21)	0	0
EGI-NP Investments, LLC	450,000	(22)	450,000	(22)	0	0
Altron, Inc.	1,392,228	(23)	950,000	(24)	442,228	0

	Number of Shares				Number of Shares	Percentage of
	Beneficially		Number of		Beneficially	Shares Beneficially
Name of	Owned before the		Shares Offered		Owned after the	Owned after the
Beneficial Owner	Offering		for Sale		Offering(1)	Offering
W. Russell Buyers	381,465	(25)	250,000	(26)	131,465	0
Albert B. Greco, Jr.	3,367,807	(27)	344,827	(28)	3,022,980
Henry Mellon	3,175,641	(29)	450,000	(30)	2,725,641
ThinkEquity, LLC	282,000	(31)	282,000	(31)

(1)	Assumes that all of the securities offered hereby are sold.

(2)	Includes 500,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 500,000 shares issuable upon conversion of 20 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(3)	Includes 538,923 shares owned outright, 500,000 shares that may be acquired upon the conversion of shares of the Company’s Series A and Series B Preferred Stock, 1,516,666 shares that may be acquired upon the exercise of warrants; also includes 15,781 shares owned outright by Richard Schottenfeld, Managing Member of Schottenfeld Qualified Associates, LP, 150,000 shares that may be acquired by upon the conversion of shares of the Company’s Series A Preferred Stock by Mr. Schottenfeld, 381,320 shares that may be acquired by Mr. Schottenfeld upon the exercise of warrants and 148,000 shares owned outright by Schottenfeld Group LLC. Mr. Schottenfeld is the Managing Member of the general partner of Schottenfeld Qualified Associates, LP and controls voting and disposition of the shares held by this stockholder. Mr. Schottenfeld is a member of Schottenfeld Group LLC and shares control of voting and disposition of the shares held by this stockholder. Holdings also include 627,519 shares of Common Stock owned outright, 875,000 shares that may be acquired upon the conversion of shares of the Company’s Preferred Stock and 1,269,824 shares that may be acquired upon the exercise of warrants held by eight individuals and entities who may be deemed to constitute a group with one another, Schottenfeld Qualified Associates, LP, Richard Schottenfeld and Schottenfeld Group LLC. The terms of various convertible securities held by the various reporting persons limit the combined beneficial ownership of the reporting persons to 9.99%, subject to waiver of such limitation by the reporting persons upon sixty-five days notice to the Company.

(4)	Includes 500,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 500,000 shares issuable upon conversion of 20 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(5)	Includes 1,000,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 1,000,000 shares issuable upon conversion of 40 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(6)	Includes 250,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 250,000 shares issuable upon conversion of 10 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(7)	Includes 2,000,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 2,000,000 shares issuable upon conversion of 80 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(8)	Includes 225,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 225,000 shares issuable upon conversion of 9 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(9)	Includes 125,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 125,000 shares issuable upon conversion of 5 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(10)	Includes 650,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 650,000 shares issuable upon conversion of 26 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(11)	Includes 500,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 500,000 shares issuable upon conversion of 20 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(12)	Includes 425,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 425,000 shares issuable upon conversion of 17 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(13)	Includes 325,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 325,000 shares issuable upon conversion of 13 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(14)	Includes 300,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 300,000 shares issuable upon conversion of 12 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(15)	Includes 75,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 75,000 shares issuable upon conversion of 3 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time. The Investment Manager of Gemini Master Fund, Ltd. is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares.

(16)	Includes 325,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 325,000 shares issuable upon conversion of 13 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time. The Investment Advisor to Provident Premier Master Fund, Ltd. is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares.

(17)	Includes 800,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 800,000 shares issuable upon conversion of 32 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(18)	Includes 400,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 400,000 shares issuable upon conversion of 16 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(19)	Includes 250,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 250,000 shares issuable upon conversion of 10 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(20)	Includes 450,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 450,000 shares issuable upon conversion of 18 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(21)	Includes 75,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 75,000 shares issuable upon conversion of 3 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(22)	Includes 225,000 shares issuable upon exercise of Series B Warrants at $1.15 per share and 225,000 shares issuable upon conversion of 9 shares of Series B Convertible Preferred Stock. Each share of Viseon’s Series B Convertible Preferred Stock is convertible into 25,000 shares of Common Stock, subject to adjustment under certain conditions, and shall automatically convert upon the occurrence of certain events or may be converted at the option of the holder at any time.

(23)	Includes 442,288 shares owned outright by the Al C. Phillips and Dolores Phillips Trust. Al Phillips is the majority owner of Altron, Inc. and and controls voting and disposition of the shares held by this stockholder. Also includes 300,000 previously unregistered shares owned outright, and 650,000 shares issuable upon exercise of outstanding warrants at $1.26 per share.

(24)	Includes 300,000 previously unregistered shares owned outright, and 650,000 shares issuable upon exercise of outstanding warrants at $1.26 per share.

(25)	Includes 31,465 shares owned outright of which 4,265 were received as dividends on the Series A Convertible Preferred Stock and 27,200 shares were acquired in the open market. Also includes 50,000 shares that may be acquired upon conversion of the Preferred Stock and 300,000 shares that may be purchased pursuant to warrants currently exercisable.

(26)	Includes 250,000 shares issuable upon conversion of outstanding warrants at $1.26 per share.

(27)	Includes 901,040 shares of Common Stock owned outright and 557,743 shares that may be acquired upon the exercise of certain warrants. Also includes 1,057,360 shares of Common Stock owned outright by Digital Investors, LLC, 327,664 shares of Common Stock that may be acquired upon the exercise of warrants at an exercise price of $0.75 per share and 524,000 shares of Common Stock that may be acquired upon the exercise of warrants at an exercise price of $0.70 per share. In addition to his personal holdings, Mr. Greco, as the sole manager of Digital Investors, LLC, has sole dispositive authority over all shares of Common Stock and warrants owned by Digital Investors, LLC.

(28)	Includes 344,827 shares issuable upon conversion of outstanding warrants.

(29)	Includes 1,471,131 shares owned outright and 1,704,510 shares that are issuable upon exercise of certain warrants.

(30)	Includes 450,000 shares issuable upon exercise of certain warrants.

(31)	Includes 282,300 shares issuable upon exercise of Series B Warrants at $1.15 per share.
PLAN OF DISTRIBUTION
     The sale of shares of common stock being registered by the selling shareholders may be effected from time to time in one or more transactions at fixed or variable prices, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The selling shareholders may sell shares on the OTC Bulletin Board, or in another over-the-counter market, on a national securities exchange on which Viseon’s common stock may be listed in the future, in privately negotiated transactions or otherwise, or in a combination of such transactions, by methods that include block trades, exchange, or secondary distributions in accordance with applicable exchange rules and ordinary brokerage transactions. In addition, any shares covered by this prospectus that qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 may be sold under such provisions rather than pursuant to this prospectus. For example, the shares may be sold in one or more of the following types of transactions:
•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

•	face-to-face transactions between sellers and purchasers without a broker-dealer.
     In effecting sales, underwriters, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in such sales. Such underwriters, brokers, or dealers may receive commissions or discounts from selling shareholders in amounts to be negotiated.
     The selling shareholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares registered in this offering, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders may also pledge the shares registered in this offering to a broker or dealer. Upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.
     The selling shareholders and any underwriters, dealers, and agents that participate in the distribution of shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discounts or commissions received by them from the selling shareholders and any profit on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.
     Viseon has advised the selling shareholders that they and any securities broker/dealers or other who may be deemed statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. Viseon also advised each selling stockholder that during such time as they may be engaged in a distribution of the shares included in this offering, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the elements of this plan of distribution may affect the marketability of the common stock. Until the distribution of the common shares offered in this offering is completed, rules of the Commission may limit the ability of the selling shareholders and any underwriters and certain selling group members to bid for and purchase common shares.
LEGAL MATTERS
     The validity of the common stock offered hereby is being passed upon by Hallett & Perrin, P.C., Dallas,Texas.
EXPERTS
     The consolidated financial statements of Viseon included herein and in the registration statement have been audited by Virchow, Krause & Company, LLP, independent registered public accounting firm, and have been included herein in reliance upon their report upon the authority of said firm as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information that was previously incorporated by reference. We incorporate by reference the documents listed below and any future filings made with the Commission under

Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares offered in this prospectus.
•	Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005.

•	Current Report on Form 8-K filed on July 21, 2005

•	Current Report on Form 8-K filed on August 18, 2005

•	Current Report on Form 8-K filed on August 24, 2005

•	Current Report on Form 8-K filed on August 26, 2005

•	The description of our Common Stock that is contained in the Viseon Registration Statement on Form SB-2 under the Securities Act (File No. 333-115221), including any amendments or reports filed for the purpose of updating such descriptions.
     We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this prospectus. Requests should be us at the following address:
Viseon, Inc.
8445 Freeport Parkway
Suite 245
Irving, TX 75063
Tel: (972) 906-6300
OTHER AVAILABLE INFORMATION
     We are subject to the reporting requirements of the SEC. Accordingly, we are required to file current reports with the SEC including annual reports, quarterly reports, proxy or information statements, and current reports as required by SEC rules. All reports that we file electronically with the SEC are available for viewing free of charge over the Internet via the SEC’s EDGAR system at http://www.sec.gov.
     We are filing a registration statement with the SEC on Form S-3 under the Securities Act of 1933 in connection with the securities offered in this prospectus. This prospectus does not contain all of the information that is in those registration statements, and you may inspect without charge, and copy all materials that we file with the SEC, at the public reference room maintained by the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of these materials may also be obtained at prescribed rates by calling the SEC public reference room at
1-800-SEC-0330.

PART II
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The estimated expenses set forth below, will be borne by Viseon.

Item	Amount
SEC Registration Fee	$2,500
Legal Fees and Expense	$8,000
Accounting Fees and Expenses	$5,000
Printing	$2,000

Total	$17,500
INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Section 78.7502 of the Nevada General Corporation Law (“NGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, section 78.7502 provides that a corporation may indemnify those serving in the capacities mentioned above against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit, provided that such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.
     Section 78.751 of the NGCL provides that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending an action, suit or proceeding must be paid by the corporation in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Section 78.751 further provides that indemnification and advancement of expense provisions contained in the NGCL shall not be deemed exclusive of any rights to which a director, officer, employee or agent may be entitled, whether contained in the articles of incorporation or any by-law, agreement, vote of shareholders or disinterested directors or otherwise, provided, however, that no indemnification may be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action
     Viseon’s Bylaws permit indemnification in accordance with Section 78.751 of the NGCL. Viseon’s Articles of Incorporation and Bylaws limit the personal liability of a director to the corporation or its shareholders to damages for breach of the director’s fiduciary duty.

EXHIBITS

Exhibit
Number	Description
4.1	Form of Securities Purchase Agreement dated effective as of August 22, 2005, by and among Viseon, Inc., and certain Purchasers of the Series B Convertible Preferred Stock and Common Stock Warrants. (1)

4.2	Form of Securities Purchase Agreement dated effective as of August 22, 2005, executed by Viseon, Inc. and each of CD Investment Partners, Ltd., The Jay Pritzker Foundation and EGI-NP Investments, Inc., as Purchasers. (1)

4.3	Form of Warrant Certificate dated as of August 22, 2005, for the purchase of shares of Common Stock of Viseon, Inc.(1)

4.4	Form of Registration Rights Agreement dated as of August 22, 2005, between Viseon, Inc. and the Purchasers of the Series B Convertible Preferred Stock and Common Stock Warrants. (1)

4.5	Certificate of Designation of the Series B Convertible Preferred Stock of Viseon, Inc. (1)

4.6	Warrant Certificate dated as of August 22, 2005, for the purchase of 282,000 shares of Common Stock, issued by Viseon, Inc. to ThinkEquity Partners L.L.C. (1)

4.7	Form of Warrant Certificate dated as of August 22, 2005, issued to each of CD Investment Partners, Ltd., The Jay Pritzker Foundation and EGI-NP Investments, Inc. for the purchase of shares of Common Stock of Viseon, Inc. (1)

4.8	Warrant for the purchase of 250,000 shares of common stock issued in the name of W. Russell Buyers on August 9, 2005. (2)

4.9	Warrant for the purchase of 344,827 shares of common stock issued in the name of Albert B. Greco, Jr. on September 15, 2005. (2)

4.10	Warrant for the purchase of 450,000 shares of common stock issued in the name of Henry Mellon on July 27, 2005. (2)

4.11	Warrant for the purchase of 600,000 shares of common stock issued in the name of Alan C. Phillips and Delores V. Phillips on August 31, 2005. (2)

5.1	Opinion of Hallett & Perrin, P.C. (2)

23.1	Consent of Virchow, Krause & Company, LLP (2)

23.2	Consent of Hallett & Perrin, P.C. (included in Exhibit 5)

23.3	Acknowledgement of Virchow, Krause & Company, LLP (2)

(1)	Filed previously as an exhibit to the Current Report of Form 8-K filed by Viseon, Inc. on August 26, 2005.

(2)	Filed herewith.
UNDERTAKINGS
     Viseon hereby undertakes that it will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	Reflect in the prospectus any factors or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution.
     For the purpose of determining liability under the Securities Act of 1933, Viseon hereby undertakes to treat each post-effective amendment of this registration statement as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     Viseon hereby undertakes to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Viseon pursuant to the foregoing provisions or otherwise, Viseon has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Viseon of expenses incurred or paid by a director, officer or controlling person of Viseon in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Viseon will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on September 30, 2005.

VISEON, INC.

By:	/s/ John C. Harris

John C. Harris,
Chief Executive Officer and President
POWER OF ATTORNEY
     The undersigned directors and officers of Viseon, Inc. (other than John C. Harris) hereby appoint John C. Harris as attorney-in-fact for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ John C. Harris John C. Harris Date: September 30, 2005	President, Chief Executive Officer and Director (principal executive officer)
/s/ Brian R. Day Brian R. Day Date: September 30, 2005	Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ Geoffrey Gerard Geoffrey Gerard Date: September 30, 2005	Director
/s/ Charles Rey Charles Rey Date: September 30, 2005	Director
/s/ Ashton Peery Ashton Peery Date: September 30, 2005	Director
/s/ John O’Donnell John O’Donnell Date: September 30, 2005	Director

INDEX TO EXHIBITS

Exhibit
Number	Description
4.1	Form of Securities Purchase Agreement dated effective as of August 22, 2005, by and among Viseon, Inc., and certain Purchasers of the Series B Convertible Preferred Stock and Common Stock Warrants. (1)

4.2	Form of Securities Purchase Agreement dated effective as of August 22, 2005, executed by Viseon, Inc. and each of CD Investment Partners, Ltd., The Jay Pritzker Foundation and EGI-NP Investments, Inc., as Purchasers. (1)

4.3	Form of Warrant Certificate dated as of August 22, 2005, for the purchase of shares of Common Stock of Viseon, Inc.(1)

4.4	Form of Registration Rights Agreement dated as of August 22, 2005, between Viseon, Inc. and the Purchasers of the Series B Convertible Preferred Stock and Common Stock Warrants. (1)

4.5	Certificate of Designation of the Series B Convertible Preferred Stock of Viseon, Inc. (1)

4.6	Warrant Certificate dated as of August 22, 2005, for the purchase of 282,000 shares of Common Stock, issued by Viseon, Inc. to ThinkEquity Partners L.L.C. (1)

4.7	Form of Warrant Certificate dated as of August 22, 2005, issued to each of CD Investment Partners, Ltd., The Jay Pritzker Foundation and EGI-NP Investments, Inc. for the purchase of shares of Common Stock of Viseon, Inc. (1)

4.8	Warrant for the purchase of 250,000 shares of common stock issued in the name of W. Russell Buyers on August 9, 2005. (2)

4.9	Warrant for the purchase of 344,827 shares of common stock issued in the name of Albert B. Greco, Jr. on September 15, 2005. (2)

4.10	Warrant for the purchase of 450,000 shares of common stock issued in the name of Henry Mellon on July 20, 2005. (2)

4.11	Warrant for the purchase of 600,000 shares of common stock issued in the name of Alan C. Phillips and Delores V. Phillips on August 31, 2005. (2)

5.1	Opinion of Hallett & Perrin, P.C. (2)

23.1	Consent of Virchow, Krause & Company, LLP (2)

23.2	Consent of Hallett & Perrin, P.C. (included in Exhibit 5)

23.3	Acknowledgement of Virchow, Krause & Company, LLP (2)

(1)	Filed previously as an exhibit to the Current Report of Form 8-K filed by Viseon, Inc. on August 26, 2005.

(2)	Filed herewith.